Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-7433	dwilliams@stblaw.com

September 24, 2013

Mr. John Cash

Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grupo Simec, S.A.B. de C.V. Form 20-F for year ended December 31, 2012

Filed May 15, 2013, File No. 1-11176

Ladies and Gentlemen:

On behalf of Grupo Simec S.A.B. de C.V. (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated August 19, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on May 15, 2013, pursuant to the Securities Act of 1934, as amended. For convenience of reference, we have reproduced below in italics the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the year ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 45

1.	We note your disclosure that in 2010, 2011 and 2012, you did not purchase coke or pellets since your Lorain, Ohio blast furnace facility was idle during that period. Please tell us, and revise future filings to disclose, the net carrying value of idled assets. Also, to the extent material, please tell us, and clarify in future filings, how you assess idled assets for impairment.

In response to the Staff’s comment, the net carrying values of the idled blast furnace facility and coke inventory were approximately $11.4 million and $117.5 million, respectively, at December 31, 2012. The Company intends to include disclosure similar to the following in future filings:

“In December 2008, we temporarily idled our Lorain, Ohio, USA blast furnace facility due to economic conditions. The blast furnace remained idled through 2012. At December 31,

Beijing	Hong Kong	Houston	London	Los Angeles	Palo Alto	São Paulo	Seoul	Tokyo	Washington, D.C.

2

2012, we had property, plant and equipment with a net book value of approximately $11.4 million pertaining to the blast furnace facility. The blast furnace assets are idled temporarily, and accordingly depreciation expense has continued to be recorded as a period cost. Additionally, we had $117.5 million of coke inventory on hand at the Lorain facility which the Company would only use as an input to its blast furnace (unless otherwise sold to an unconsolidated affiliate of our at prices in excess of carrying costs pursuant to an open purchase agreement between our US subsidiary and this affiliate) at December 31, 2012.

We continually evaluate our idled assets for impairment and believe that with the expected continued recovery of the industries into which we supply and resulting expected demand in those markets, that the blast furnace will be restarted in the future. Accordingly, no impairment has been recorded to date. We continue to incur costs to maintain the temporarily idled facility (such costs are charged to period expense) in anticipation of bringing the facility back on line. Restarting the facility will require certain expenditures to restore the equipment to productive status primarily inside the furnace area that utilizes refractory lining. A high number of our customers have preferences for steel produced using the blast furnace due to better quality results from the constant temperature which produces even heat flow, and we expect to restart the blast furnace once demand reaches a desired target level. Based on the above considerations and the fact that our management clearly has not committed to a plan to abandon these assets, we believe the idled assets associated with our blast furnace facility should be accounted for as assets in use.”

Comparison of years ended December 2011 and 2012, page 52

2.	Please revise future filings to provide a more robust discussion of your results of operations by segment. In addition, please revise future filings to provide a more comprehensive discussion of changes in administrative expenses.

In its future filings, the Company will include a more robust discussion of operations by segment and a more comprehensive discussion of the changes in administrative expenses.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Based on the provisions of SAS No. 1, section 543.09, it appears to us that your primary auditor was also required to refer to the audit report of the other auditor in the last sentence of the second paragraph of their report. Please advise or revise.

The Company discussed the provisions of SAS No. 1, section 543.09 with its auditors who agreed that reference should have been made to the audit report of the other auditor in the last sentence of the second paragraph of their report. The Company will make this correction in future filings.

5. Basis for the preparation and presentation of the financial statements, page F-12

Summary of significant accounting policies, page F-13

3
4.	We note your disclosures on page 22 that indicate you have entered into a factoring arrangement. Please tell us, and revise future filings to clarify, your accounting policy for this arrangement and provide any other disclosures required by IFRS 7.

In response to the Staff’s comment, in November 2011 the Company entered into an agreement with an unrelated third-party (“purchaser”) for the factoring of specific accounts receivable in order to reduce the amount of working capital required to fund such receivables. The agreement had an initial term of one year and is automatically extended for additional periods of one year each unless either party provides written notice of cancellation. No notice was provided in 2012. The advanced proceeds from the factoring of accounts receivable under this agreement is accounted for as a sale and accordingly is accounted for as an off-balance sheet arrangement.

On the sale date, the purchaser advanced funds equivalent to 80% of the value of receivables. The maximum amount of outstanding advances related to the assigned receivables is $30 million. Proceeds on the transfer reflect the face value of the account less a discount. The remaining amount between the receivable balance and the advance is held in reserve by the purchaser. Payment of the funds held in reserve less a discount fee are made by the purchaser within four days of receipt of payment on collection of funds related to each assigned receivable. The discount fee, which generally ranges from 1% if paid within 30 days (of the advance date) to 3.75% if paid within 90 days, is recorded as a charge to interest expense in the Company’s consolidated statements of comprehensive income (loss).

The purchaser has no recourse against the Company if payments are not received due to insolvency of an account debtor within 120 days of the invoice date. However, while the facility calls for the sale, assignment, transfer and conveyance of all rights, title and interests in the selected accounts receivable, the purchaser may put and charge-back any receivable not paid to the purchaser within 90 days of purchase for any reason besides insolvency of the account debtor. As collateral for the repayment of advances for receivables factored, the purchaser has a priority security interest in all accounts receivable of the Company.

The Company factored a face amount of $31.2 million and $11.0 million of accounts receivable to the purchaser during the years ended December 31, 2012 and 2011, respectively. Discount fees incurred pursuant to this agreement were approximately $0.5 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively. These discount fees are included within interest expense in the Company’s consolidated statements of comprehensive income (loss). There was $2.6 million and $0.9 million of accounts receivable factored which had not been collected by the purchaser at December 31, 2012 and 2011, respectively. The 2012 amount is subject to possible charge-back to the Company. The Company evaluates the collectability of these factored accounts receivable in connection with the evaluation of its total portfolio of its accounts receivable to determine the adequacy of the allowance for bad debts.

The accounting policy for this factoring arrangement, as described above, will be clarified and included in future filings and provide any other disclosures required under IFRS 7.

4

16. Employee Benefits, page F-33

5.	We note your disclosure that Republic participates in the Steelworkers Pension Trust and that you account for this as a defined contribution plan. To the extent applicable, please explain to us why sufficient information is not available for you to account for this plan as a defined benefit plan. Also, please revise future filings to provide all the disclosures required by paragraph 148(c) and (d) of IAS 19.

The Company believes that sufficient information is not available for it to account for the plan as a defined benefit plan as required by the IAS 19 paragraph 139 in order to qualify as a defined benefit plan. These requirements are:

1)	Information about characteristics of the defined benefit plans including:
a)	Nature of the benefits provided by the plan, for instance, final salary or plans based on contributions with guarantee.
b)	A description of the regulatory frame in which the plan operates, for instance, the level of minimal financial requirements.
c)	A description of any other responsibilities of the company for the plan government, for instance, responsibilities of the trust or members of the plan board.
2)	A description of the risks exposing plan to the company, based on unusual risks, specific of the company and plan and any other significant risk concentration.
3)	A description of the modifications, reductions and settlements of the plan.

The Company agrees to include in its future filings detailed information about whether the plan in question qualifies as a defined benefit plan. In addition, the Company will include in its future filings all information required on the IAS 19 paragraph 148( c) and (d).

18. Stockholders’ Equity, page F-38

6.	Please revise future filings to include all the information required by paragraph 79(a) of IAS 1. Also, please tell us, and clarify in future filings, why the amount of capital disclosed in note 18(a) is not equal to the amounts in your consolidated statements of financial position and consolidated statements of changes in stockholders’ equity.

Regarding the stockholders equity, the Company will include in its future filings all the information required by paragraph 79(a) of IAS1. The Company’s common stock as of December 31, 2012 and 2011; and as of January 1, 2011 consist of a nominal capital stock of $2,420,230 Mexican pesos and a restatement of capital stock of $412,038 Mexican pesos for a total of capital stock of $2,832,268 Mexican pesos. In its future filings the Company will include the restatement of capital stock in note 18(a) to make it agree with the amount in the Company’s consolidated statements of changes in stockholders equity and its consolidated statements of financial position.

25. Segment Information, page F-43

7.	It is not clear to us why your disclosures related to information about products and information about geographic areas are labeled “unaudited.” Please advise or revise.

5

Regarding the “unaudited” label on the disclosures related to the segment information about products and information by geographic areas, the Company recognizes that it was inadvertently included and will be corrected in future filings.

26. Contingencies, page F-45

Department of Toxic Substances Control, page F-45

8.	Your disclosure states “On October 19, 2010 the technical division of the DTSC recommended to the enforcement division of DTSC that it impose significant penalties...” Please tell us, and revise future filings to quantify, the penalties they recommended and whether you have recorded a provision for these penalties.

Regarding the DTSC significant penalties, the Company responded to DTSC on November 15, 2010 with a letter disputing those violations and even though the representative of DTSC expressed verbally that DTSC found those responses to be ‘satisfactory’, the Company never received a written response stating that the DTSC will not pursue further action. The Company has not recorded a provision for possible penalties, because according to its legal counsel, it is impossible to determine the extent of any fines at this time.

9.	We note your disclosure that estimates you prepared related to potential remediation measures range from USD$ .8 million to USD$ 1.7 million and that you have recorded a provision of USD$ .4 million. Please tell us, and clarify in future filings, why your provision is less than the low end of your range.

The Company recognizes that the stated provision of US$0.4 million for potential remediation was inaccurate, as it has a provision of US$0.816 million and will correct this data in its future filings.

_________________________

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

/s/ David L. Williams

David L. Williams

cc: Mario Moreno Cortez

6

##soft-page## Grupo Simec S.A.B. de C.V.

Calzada Lázaro Cárdenas 601

Colonia La Nogalera, Guadalajara,

Jalisco, México 44440

Mr. John Cash

Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grupo Simec S.A.B. de C.V., Form 20-F for year ended December 31, 2012

Filed May 15, 2013, File No. 1-11176

Ladies and Gentlemen:

In response to the Commission’s staff’s comment letter dated August 19, 2013 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Grupo Simec S.A.B. de C.V. (the “Company”), originally submitted on May 15, 2013 pursuant to the Securities Act of 1933, as amended, the Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

GRUPO SIMEC S.A.B. de C.V.

By: /s/ Mario Moreno Cortez

Name: Mario Moreno Cortez
Title: Chief Financial Officer